As filed with the U.S. Securities and Exchange Commission on October 22, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CPFL ENERGIA S.A.
(Exact name of issuer of deposited securities as specified in its charter)
CPFL ENERGY INCORPORATED
(Translation of issuer’s name into English)
FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 602-1044
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 29711
(302) 738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2414	Raymond Fisher, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 (212) 903-9146

It is proposed that this filing become effective under Rule 466:
☐ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☑
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Unit(1)	Offering Price(2)	Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of CPFL Energia S.A.	100,000,000 ADSs	$5.00	$5,000,000	$279.00

(1) Each unit represents one hundred (100) ADSs.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
     The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement on Form F-6 and is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of Depositary and address of its principal executive office:	Introductory Article.

2.	Title of ADRs and identity of deposited securities:	Face of ADR, top center.

Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner.

(b)	Any procedure for voting the deposited securities:	Articles number 15, 16 and 18.

(c)	Procedure for collecting and distributing dividends:	Articles number 4, 12, 13, 15 and 18.

(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles number 11, 15, 16 and 18.

(e)	Sale or exercise of rights:	Articles number 13, 14, 15 and 18.

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles number 12, 13, 15, 17 and 18.

(g)	Amendment, extension or termination of the deposit agreement:	Articles number 20 and 21.

(h)	Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article number 11.

(i)	Restrictions on the right to transfer or withdraw the underlying securities:	Articles number 2, 3, 4, 5, 6, 8 and 22.

(j)	Any limitation on the depositary’s liability:	Articles number 14, 18, 19 and 21.

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles number 7 and 8.
Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
Public reports furnished by issuer	Article number 11.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)	Form of Deposit Agreement, including the Form of ADR, among CPFL Energia S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Beneficial Owners of ADSs evidenced by ADRs issued thereunder. — Filed herewith as Exhibit 1.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. — Filed herewith as Exhibit 4.

(e)	Certification under Rule 466. — None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among CPFL Energia S.A., Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 22, 2009.

Legal entity to be created by the Deposit Agreement for the issuance of ADSs for common shares of CPFL Energia S.A.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Chris Konopelko Name: Chris Konopelko
Title: Vice President

By:	/s/ James Kelly Name: James Kelly
Title: Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, CPFL Energia S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campinas, State of São Paulo, Brazil, on October 22, 2009.

CPFL Energia S.A.,

By:	/s/ Wilson P. Ferreira Jr. Name: Wilson P. Ferreira Jr.
Title: Chief Executive Officer

By:	/s/ José Antonio de Almeida Filippo Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Investor Relations Officer

POWERS OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints and hereby authorizes each of Wilson P. Ferreira Jr. and José Antonio de Almeida Filippo to act as such person’s true and lawful attorney-in-fact and agent, with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all such capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 22, 2009.

By:	/s/ Wilson P. Ferreira Jr.
Name: Wilson P. Ferreira Jr.
Title: Chief Executive Officer

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Investor Relations Officer

By:	/s/ Antônio Carlos Bassalo
Name: Antônio Carlos Bassalo
Title: Accounting Officer

By:	/s/ José Ayres de Campos
Name: José Ayres de Campos
Title: Member of the Board of Directors

By:	/s/ Francisco Caprino Neto
Name: Francisco Caprino Neto
Title: Member of the Board of Directors

By:	/s/ Ricardo Carvalho Giambroni
Name: Ricardo Carvalho Giambroni
Title: Member of the Board of Directors

By:	/s/ Susana Hanna Stiphan Jabra
Name: Susana Hanna Stiphan Jabra
Title: Member of the Board of Directors

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES
     Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on October 22, 2009.

Puglisi & Associates,
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director For and on behalf of Puglisi & Associates the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document

1	Form of Deposit Agreement, including the Form of ADR, among CPFL Energia S.A., as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Owners and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

4	Opinion of Linklaters LLP, as counsel to the Depositary, as to the legality of the securities to be registered.